1934 Act Registration No. 1-14700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of December 2020
Taiwan Semiconductor Manufacturing Company Ltd. (Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6, Hsinchu Science Park, Taiwan, R.O.C. (Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1):☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7):☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date:	December 10, 2020	By	/s/ Wendell Huang
Wendell Huang
Vice President & Chief Financial Officer

TSMC November 2020 Revenue Report

Hsinchu, Taiwan, R.O.C. – Dec. 10, 2020 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net revenues for November 2020: On a consolidated basis, revenues for November 2020 were approximately NT$124.87 billion, an increase of 4.7 percent from October 2020 and an increase of 15.7 percent from November 2019. Revenues for January through November 2020 totaled NT$1,221.89 billion, an increase of 26.4 percent compared to the same period in 2019.

TSMC November Revenue Report (Consolidated):

(Unit:NT$ million)
Period	November 2020	October 2020	M-o-M Increase (Decrease) %	November 2019	Y-o-Y Increase (Decrease) %	January to November 2020	January to November 2019	Y-o-Y Increase (Decrease) %
Net Revenues	124,865	119,303	4.7	107,884	15.7	1,221,890	966,672	26.4

TSMC Spokesperson:	Media Contacts:
Wendell Huang Vice President and CFO Tel: 886-3-505-5901	Nina Kao Head of Public Relations Tel: 886-3-563-6688 ext.7125036 Mobile: 886-988-239-163 E-Mail: nina_kao@tsmc.com	Hui-Chung Su Public Relations Tel: 886-3-563-6688 ext. 7125033 Mobile: 886-988-930-039 E-Mail: hcsuq@tsmc.com	Michael Kramer Public Relations Tel: 886-3-563-6688 ext. 7125031 Mobile: 886-988-931-352 E-Mail: pdkramer@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of November 2020.

1.	Sales volume (in NT$ thousands)
	Period	Items	2020	2019
	Nov.	Net sales	124,865,438	107,884,396
	Jan. ~ Nov.	Net sales	1,221,889,899	966,672,310

2.	Funds lent to other parties (in NT$ thousands)
	Lending Company		Limit of lending	Amount Drawn
				Bal. as of period end
	TSMC China*		63,060,428	20,782,560
	TSMC Global**		386,761,755	88,353,100
	* The borrower is TSMC Nanjing, a wholly-owned subsidiary of TSMC.
	** The borrower is TSMC.

3.	Endorsements and guarantees (in NT$ thousands)：
	Guarantor		Limit of guarantee	Amount
				Bal. as of period end
	TSMC*		446,840,257	2,371,662
	TSMC**		446,840,257	85,503,000
	TSMC Japan Ltd.***		178,736,103	361,812

* The guarantee was provided to TSMC North America, a wholly-owned subsidiary of TSMC.

** The guarantee was provided to TSMC Global, a wholly-owned subsidiary of TSMC.

*** The guarantee was provided to TSMC Design Technology Japan, a wholly-owned subsidiary of TSMC.

4. Financial derivative transactions (in NT$ thousands)
(1) Derivatives not under hedge accounting.
‧TSMC
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	139,597,527
	Mark to Market Profit/Loss	1,004,845
	Unrealized Profit/Loss	1,960,767
Expired Contracts	Notional Amount	749,257,502
	Realized Profit/Loss	2,306,559
Equity price linked product (Y/N)		N

‧TSMC Partners
		Convertible Bond
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	-
	Mark to Market Profit/Loss	-
	Unrealized Profit/Loss	-
Expired Contracts	Notional Amount	114,004
	Realized Profit/Loss	(3,826)
Equity price linked product (Y/N)		Y

‧TSMC China
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	20,723,689
	Mark to Market Profit/Loss	14,694
	Unrealized Profit/Loss	(101,187)
Expired Contracts	Notional Amount	165,751,224
	Realized Profit/Loss	1,317,021
Equity price linked product (Y/N)		N

‧TSMC Nanjing
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	8,804,329
	Mark to Market Profit/Loss	11,468
	Unrealized Profit/Loss	(5,136)
Expired Contracts	Notional Amount	32,687,782
	Realized Profit/Loss	307,040
Equity price linked product (Y/N)		N

(2) Derivatives under hedge accounting.
‧TSMC
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	-
	Mark to Market Profit/Loss	-
	Unrealized Profit/Loss	(2,807)
Expired Contracts	Notional Amount	2,895,080
	Realized Profit/Loss	25,749
Equity price linked product (Y/N)		N

‧TSMC Global
		Future
Margin Payment		(33,261)
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	2,379,834
	Mark to Market Profit/Loss	(3,467)
	Unrealized Profit/Loss	(27,339)
Expired Contracts	Notional Amount	25,089,430
	Realized Profit/Loss	(328,090)
Equity price linked product (Y/N)		N